Exhibit 99.1

Canaan Inc. Reports Unaudited Third Quarter 2021 Financial Results

- Achieves New Heights in Multiple Operating and Financial Metrics, Despite the Challenges -

BEIJING, Nov. 16, 2021 /PRNewswire/ — Canaan Inc. (NASDAQ: CAN) (“Canaan” or the “Company”), a leading high-performance computing solutions provider, today announced its unaudited financial results for the third quarter ended September 30, 2021.

Third Quarter 2021 Operating and Financial Highlights

Total computing power sold was 6.7 million Thash/s, up 128.4% from 2.9 million Thash/s in the same period of 2020 and up 12.9% from 5.9 million Thash/s in the second quarter of 2021, setting a new record. The robust year-over-year and sequential increases were mainly driven by the solid market demand and the delivery of Bitcoin mining machines.

As of September 30, 2021, the Company had cash and cash equivalents of RMB1,698.5 million (US$263.6 million), up 334.0% compared to RMB391.3 million as of December 31, 2020, primarily due to a larger number of down payments received by the Company as a result of the larger volume of sales orders of Bitcoin mining machines.

Total net revenues were RMB1,317.6 million (US$204.5 million), representing an increase of 708.2% from RMB163.0 million in the same period of 2020, and an increase of 21.8% from RMB1,081.8 million in the second quarter of 2021.

Gross profit was RMB741.7 million (US$115.1 million) compared to a gross loss of RMB17.0 million in the same period of 2020 and a gross profit of RMB427.9 million in the second quarter of 2021, representing a sequential growth of 73.3%.

Net income was RMB467.2 million (US$72.5 million), compared to a net loss of RMB86.4 million in the same period of 2020 and a net income of RMB167.3 million in the second quarter of 2021, representing a sequential growth of 179.3%.

Non-GAAP adjusted net income was RMB587.5 million (US$91.2 million), compared to a non-GAAP adjusted net loss of RMB84.8 million in the same period of 2020 and a non-GAAP adjusted net income of RMB320.1 million in the second quarter of 2021, representing a sequential growth of 83.6%.

Mr. Nangeng Zhang, Chairman and Chief Executive Officer of Canaan, commented, “In the third quarter, we continued to navigate through various market and regulatory dynamics, and achieved new highs in multiple operating and financial metrics. Our total computing power sold set another record high to 6.7 million Thash/s in the quarter, while we are increasingly diversifying our global presence. Our expanded footprint is due to our proactive strategic shift to global markets, effective business development, and enhanced relationship with existing clients. Moreover, we have started to extend our collaboration with key clients to joint mining, get further involved in the industry value chain by leveraging our computing solution advantages. Meanwhile, in light of the ongoing IC supply disruptions, we remain steadfast in expanding our cooperation with suppliers and securing the stability of our supply chain. As an integral part of our strategy, we continued to bolster our innovative capabilities by adding elite talents to our R&D team. We will stay vigilant to both challenges and opportunities as we grow in this fast-developing space.”

Mr. James Jin Cheng, Chief Financial Officer of Canaan, stated, “Despite various challenges in the third quarter, we achieved a strong quarter with topline result reaching a new high to RMB1,317.6 million. We also further improved our profit level, evidenced by a robust gross profit of RMB741.7 million, and a non-GAAP adjusted net income of RMB587.5 million. Underpinned by our excellent sales and market development, our improved cash position enables us to drive operation and buffer market volatilities. While we delivered an outstanding performance, we are also cognizant of potential risks, including price pressure and instability from the supply front, bitcoin price fluctuation, regulatory changes in different countries, etc. To preemptively mitigate these risks, we have enhanced our partnership with our suppliers, tapped into the mining business, and strategically advanced our business development in the global markets. With our extensive experience in the industry, efficient financial management, right strategies and effective execution, we are confident to overcome headwinds and generate long-term value for both the industry and our shareholders.”

Third Quarter 2021 Financial Results

Total net revenues in the third quarter of 2021 increased by 708.2% to RMB1,317.6 million (US$204.5 million) from RMB163.0 million in the same period of 2020, and up 21.8% compared to RMB1,081.8 million in the second quarter of 2021. The year-over-year and quarter-over-quarter increases were mainly due to the continuous increase in total computing power sold and average selling price per Thash/s.

Cost of revenues in the third quarter of 2021 was RMB575.9 million (US$89.4 million), representing an increase of 219.9% from RMB180.0 million in the same period of 2020 and a decrease of 11.9% from RMB653.9 million in the second quarter of 2021. The year-over-year increase in cost of revenues was in line with revenue growth. The quarter-over-quarter decrease was attributable to bill-of-material (BOM) cost efficiency with the improved product yield rate.

Gross profit in the third quarter of 2021 was RMB741.7 million (US$115.1 million) compared to a gross loss of RMB17.0 million in the same period of 2020 and a gross profit of RMB427.9 million in the second quarter of 2021, representing a sequential increase of 73.3%.

Total operating expenses in the third quarter of 2021 were RMB278.4 million (US$43.2 million), representing an increase of 267.0% from RMB75.9 million in the same period of 2020 and an increase of 6.1% from RMB262.4 million in the second quarter of 2021.

Research and development expenses in the third quarter of 2021 were RMB92.8 million (US$14.4 million), representing an increase of 188.8% from RMB32.1 million in the same period of 2020 and an increase of 32.7% from RMB69.9 million in the second quarter of 2021. The increase was primarily attributable to the increased staff costs in technology-related departments as well as the incremental development costs for new products. Research and development expenses in the third quarter of 2021 also included share-based compensation expenses of RMB25.9 million (US$4.0 million).

Sales and marketing expenses in the third quarter of 2021 were RMB37.6 million (US$5.8 million), representing an increase of 1,081.9% from RMB3.2 million in the same period of 2020 and an increase of 45.4% from RMB25.9 million in the second quarter of 2021. The increase was mainly attributable to the increased staff costs. Sales and marketing expenses in the third quarter of 2021 also included share-based compensation expenses of RMB1.2 million (US$0.2 million).

General and administrative expenses in the third quarter of 2021 were RMB148.1 million (US$23.0 million), representing an increase of 265.0% from RMB40.6 million in the same period of 2020 and a decrease of 11.2% from RMB166.6 million in the second quarter of 2021. The increase over the same period of 2020 was mainly due to the staff cost and professional service fees. The decrease compared to the second quarter of 2021 was mainly driven by the lower share-based compensation expenses recognized during the third quarter of 2021, which was partially offset by the increased staff costs and professional service fees. General and administrative expenses in the third quarter of 2021 also included share-based compensation expenses of RMB93.2 million (US$14.5 million).

Income from operations in the third quarter of 2021 was RMB463.3 million (US$71.9 million), compared to a loss from operations of RMB92.9 million in the same period of 2020 and income from operations of RMB165.5 million in the second quarter of 2021, representing a sequential increase of 179.9%.

Net income attributable to ordinary shareholders in the third quarter of 2021 was RMB467.2 million (US$72.5 million), compared to a net loss of RMB86.4 million in the same period of 2020 and a net income of RMB167.3 million in the second quarter of 2021, representing a sequential increase of 179.3%.

Non-GAAP adjusted net income in the third quarter of 2021 was RMB587.5 million (US$91.2 million), compared to a non-GAAP adjusted net loss of RMB84.8 million in the same period of 2020 and a non-GAAP adjusted net income of RMB320.1 million in the second quarter of 2021, representing a sequential increase of 83.6%. Non-GAAP adjusted net (loss)/income excludes share-based compensation expenses. For further information, please refer to “Use of Non-GAAP Financial Measures” in this press release.

Foreign currency translation adjustment, net of nil tax, was a gain of RMB5.1 million (US$0.8 million), compared with a loss of RMB15.4 million in the same period of 2020 and a loss of RMB10.2 million in the second quarter of 2021, due to the US dollar appreciation against the Renminbi during the third quarter of 2021.

Basic net earnings per American depositary share (“ADS”) in the third quarter of 2021 was RMB2.68 (US$0.42). In comparison, basic net loss per ADS in the same period of 2020 was RMB0.55, while basic net earnings per ADS in the second quarter of 2021 was RMB0.99. Each ADS represents 15 of the Company’s Class A ordinary shares.

Diluted net earnings per ADS in the third quarter of 2021 was RMB2.64 (US$0.41). In comparison, diluted net loss per ADS in the same period of 2020 was RMB0.55, while diluted net earnings per ADS in the second quarter of 2021 was RMB0.96. Each ADS represents 15 of the Company’s Class A ordinary shares.

As of September 30, 2021, the carrying value of cryptocurrencies held by the Company was RMB6.1 million (US$0.9 million).

Contract liabilities as of September 30, 2021, were RMB1,026.7 million (US$159.3 million), increasing from RMB430.4 million as of December 31, 2020, mainly due to the increased down payments for the sales orders of Bitcoin mining machines to be delivered in the coming quarters.

As of September 30, 2021, the Company had cash and cash equivalents of 1,698.5 million (US$263.6 million), up 334.0% compared to RMB391.3 million as of December 31, 2020.

Shares Outstanding

As of September 30, 2021, the Company had a total of 157,945,733 ADSs, each representing 15 Class A ordinary shares.

Recent Developments

The Company’s Share Repurchase Update

On September 20, 2021, the Company announced that its board of directors has authorized a share repurchase program under which the Company may repurchase up to US$20 million worth of its outstanding ADSs, each representing 15 Class A ordinary shares, and/or (ii) Class A ordinary shares over the next 12 months starting from September 20, 2021.

As of November 12, 2021, the Company has deployed approximately US$4.6 million to repurchase approximately 0.6 million ADSs under the Company’s existing share repurchase program.

Business Outlook

For the fourth quarter of 2021, the Company expects total revenues to have a sequential increase of 35% to 50%. This forecast reflects the Company’s current and preliminary views on the market and operational conditions, which are subject to change.

Conference Call Information

The Company’s management team will hold a Direct Event conference call on November 16, 2021, at 7:00 A.M. Eastern Time (or 8:00 P.M. Beijing Time on the same day) to discuss the financial results. Details for the conference call are as follows:

Event Title:	Canaan Inc. Third Quarter 2021 Earnings Conference Call
Registration Link:	http://apac.directeventreg.com/registration/event/2827548

All participants must use the link provided above to complete the online registration process in advance of the conference call. Upon registering, each participant will receive a set of participant dial-in numbers, the Direct Event passcode, and a unique access PIN, which can be used to join the conference call.

A replay of the conference call will be accessible through November 23, 2021, by dialing the following numbers:

International:	+61-2-8199-0299
United States:	+1-646-254-3697
Hong Kong, China:	+852-3051-2780
Replay PIN:	2827548

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at investor.canaan-creative.com.

About Canaan Inc.

Established in 2013, Canaan (NASDAQ: CAN), is a technology company focusing on ASIC high-performance computing chip design, chip research and development, computing equipment production, and software services. The company’s vision is “super computing is what we do, social enrichment is why we do it.” Canaan has a rich experience in chip design and streamlined production in the ASIC field. In 2013, it released and mass produced its first ASIC Bitcoin mining machine. In 2018, Canaan released the world’s first 7nm ASIC chip, providing energy efficient computing equipment to the cryptocurrency mining industry. In the same year, Canaan released the world’s first RISC-V architecture commercial edge AI chip, further harnessing the potential of ASIC technology in the field of high-performance computing and artificial intelligence.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB6.4434 to US$1.00, the noon buying rate in effect on September 30, 2021, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Canaan Inc.’s strategic and operational plans, contain forward-looking statements. Canaan Inc. may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Canaan Inc.’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; the expected growth of the Bitcoin industry and the price of Bitcoin; the Company’s expectations regarding demand for and market acceptance of its products, especially its Bitcoin mining machines; the Company’s expectations regarding maintaining and strengthening its relationships with production partners and customers; the Company’s investment plans and strategies, fluctuations in the Company’s quarterly operating results; competition in its industry in China; and relevant government policies and regulations relating to the Company and cryptocurrency. Further information regarding these and other risks is included in the Company’s filings with the SEC, including its registration statement on Form F-1, as amended, and its annual reports on Form 20-F. All information provided in this press release and in the attachments is as of the date of this press release, and Canaan Inc. does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Use of Non -GAAP Financial Measures

In evaluating Canaan’s business, the Company uses non-GAAP measures, such as adjusted net loss, adjusted net income, adjusted net (loss)/income, as supplemental measures to review and assess its operating performance. The Company defines adjusted net loss as net loss excluding share -based compensation expenses. The Company believes that the non-GAAP financial measures provide useful information about the Company’s results of operations, enhance the overall understanding of the Company’s past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools and investors should not consider them in isolation, or as a substitute for net loss, cash flows provided by operating activities or other consolidated statements of operations and cash flows data prepared in accordance with U.S. GAAP. One of the key limitations of using adjusted net loss is that it does not reflect all of the items of income and expense that affect the Company’s operations. Share-based compensation has been and may continue to be incurred in Canaan’s business and is not reflected in the presentation of adjusted net income/loss. Further, the non-GAAP financial measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance.

Investor Relations Contact

Canaan Inc.

Mr. Shaoke Li

Email: IR@canaan-creative.com

ICR, LLC

Robin Yang

Tel: +1 (347) 396-3281

Email: canaan.ir@icrinc.com

CANAAN INC.

UNAUDITED CONSOLIDATED BALANCE SHEETS

(all amounts in thousands of RMB, except share and per share data, or as otherwise noted)

	As of December 31,	As of September 30,
	2020	2021	2021
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	391,310	1,698,463	263,597
Restricted cash	4,494	127	20
Short-term investments	62,386	—	—
Accounts receivable	7,128	826	128
Inventories	225,522	833,209	129,312
Prepayments and other current assets	316,366	1,309,719	203,264

Total current assets	1,007,206	3,842,344	596,321

Non-current assets:
Property, equipment and software	12,193	31,088	4,825
Cryptocurrencies	—	6,062	941
Right-of-use assets, net	14,422	26,241	4,073
Long-term investments	—	20,000	3,104
Other non-current assets	2,530	2,673	415
Non-current financial investment	25	—	—

Total non-current assets	29,170	86,064	13,358

Total assets	1,036,376	3,928,408	609,679

LIABILITIES, AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term debts	34,754	—	—
Accounts payable	37,407	120,448	18,693
Notes payable	13,963	—	—
Contract liabilities	430,388	1,026,734	159,347
Accrued liabilities and other current liabilities	63,343	286,171	44,413
Lease liabilities, current	12,621	13,521	2,098

Total current liabilities	592,476	1,446,874	224,551

Non-current liabilities:
Lease liabilities, non-current	3,322	12,281	1,906
Other non-current liabilities	8,020	6,440	999

Total non-current liabilities	11,342	18,721	2,905

Total liabilities	603,818	1,465,595	227,456

Shareholders’ equity:
Ordinary shares (US$0.00000005 par value; 1,000,000,000,000 shares authorized, 2,372,222,222 and 2,618,246,711 shares issued, 2,328,326,132 and 2,561,212,601 shares outstanding as of December 31, 2020 and September 30, 2021, respectively)	1	1	—
Subscriptions receivable from shareholders	(1)	(1)	—
Treasury stocks (US$0.00000005 par value; 43,896,090 shares as of December 31, 2020 and 57,034,110 shares as of September 30, 2021, respectively)	(23,915)	(65,474)	(10,161)
Additional paid-in capital	1,634,619	3,073,476	476,996
Statutory reserves	97,307	97,307	15,102
Accumulated other comprehensive loss	(79,780)	(82,546)	(12,811)
Accumulated deficit	(1,195,673)	(559,950)	(86,903)

Total shareholders’ equity	432,558	2,462,813	382,223

Total liabilities and shareholders’ equity	1,036,376	3,928,408	609,679

CANAAN INC.

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS)/INCOME

(all amounts in thousands of RMB, except share and per share data, or as otherwise noted)

	For the Three Months Ended
	September 30, 2020	June 30, 2021*	September 30, 2021	September 30, 2021
	RMB	RMB	RMB	US$
Net revenues
Products revenue	159,727	1,079,429	1,311,992	203,618
Leases revenue	2,860	1,634	—	—
Service revenue	151	—	—	—
Mining income	—	655	5,624	873
Other revenues	303	43	—	—

Total net revenues	163,041	1,081,761	1,317,616	204,491
Cost of revenues	(180,033)	(653,874)	(575,925)	(89,382)

Gross profit	(16,992)	427,887	741,691	115,109

Operating expenses:
Research and development expenses	(32,117)	(69,905)	(92,763)	(14,397)
Sales and marketing expenses	(3,181)	(25,860)	(37,597)	(5,835)
General and administrative expenses	(40,561)	(166,633)	(148,053)	(22,977)

Total operating expenses	(75,859)	(262,398)	(278,413)	(43,209)

(Loss)/income from operations	(92,851)	165,489	463,278	71,900
Interest income	283	1,977	2,917	453
Investment income	1,963	93	—	—
Interest expense	(785)	(15)	—	—
Foreign exchange gains/(losses), net	2,066	(556)	1,248	194
Other income/(expenses), net	2,942	636	(207)	(32)

(Loss)/income before income tax expenses	(86,382)	167,624	467,236	72,515
Income tax expense	(24)	(337)	(4)	(1)

Net (loss)/income	(86,406)	167,287	467,232	72,514

Foreign currency translation adjustment, net of nil tax	(15,402)	(10,241)	5,118	794

Total comprehensive (loss)/income	(101,808)	157,046	472,350	73,308

Weighted average number of shares used in per share calculation:
— Basic	2,350,115,118	2,523,225,188	2,615,416,505	2,615,416,505
— Diluted	2,350,115,118	2,621,690,830	2,652,280,752	2,652,280,752
Net (loss)/earning per share (cent per share)
— Basic	(3.68)	6.63	17.86	2.77
— Diluted	(3.68)	6.38	17.62	2.73
Share-based compensation expenses were included in:
Cost of revenues	—	92	—	—
Research and development expenses	1,025	29,589	25,911	4,021
Sales and marketing expenses	11	1,889	1,248	194
General and administrative expenses	600	121,235	93,157	14,458

*

Unaudited consolidated statements of comprehensive income for the three months ended June 30, 2021 are restated hereby, as a result of the reassessment of the classification of the warrants financial instrument.

The table below sets forth a reconciliation of net (loss)/income to non-GAAP adjusted net (loss)/income for the period indicated:

	For the Three Months Ended
	September 30, 2020	June 30, 2021	September 30, 2021	September 30, 2021
	RMB	RMB	RMB	US$
Net (loss)/income	(86,406)	167,287	467,232	72,514
Share-based compensation expenses	1,636	152,805	120,316	18,673

Non-GAAP adjusted net (loss)/income	(84,770)	320,092	587,548	91,187